R.G. BARRY CORPORATION

2002 Annual Report

[illegible] CORPORATION

Table of Contents

CORPORATE OVERVIEW

R.G. Barry Corporation and Subsidiaries

R.G. Barry Corporation is the world's largest manufacturer and marketer of comfort footwear for at- and around-the-home, controlling approximately 40% of the U.S. slipper market.

The Company's worldwide employment is approximately 2,000. Our Associates are driven by a consistent vision to become a great company through global excellence in products which serve the comfort and convenience needs of people. These products include our many brands and styles of comfort footwear and hot and cold thermal retention technology products for use in commercial applications such as the preservation and safe transport of prepared foods.

Our footwear products are sold through traditional department stores, promotional department stores, national chain department stores, discount stores, warehouse clubs, drug chains, specialty catalogs and supermarkets. We also export footwear for sale in France, the United Kingdom, Mexico, Canada and other European, Asian and South American markets. The Company's current footwear brands include Angel Treads®, Barry Comfort™, Dearfoams®, EZfeet®, Fargeot, Madye's®, Mushrooms® Slippers, Snug Treds®, Soft Notes®, Solé™, Terrasoles™, Zizi™ and under a license granted by L.C. Licensing, Inc., Liz Claiborne®, Claiborne® and Villager® slippers. Our thermal retention product brands include MICROCORE®, POWERTECH® and Vesture®.

FINANCIAL RECAP

R.G. Barry Corporation and Subsidiaries

	2002	2001	2000	1999	1998
	(in thousands of dollars, except per share data)				
Net sales	**$122,570**	$134,621	$140,339	$130,531	$142,503
Earnings (loss) before income taxes	**(17,904)**	1,690	(232)	(19,383)	14,751
Net earnings (loss)	**(11,880)**	932	(806)	(14,625)	9,308
Basic earnings (loss) per share	**$(1.23)**	0.10	(0.09)	(1.55)	0.96
Diluted earnings (loss) per share	**(1.23)**	0.10	(0.09)	(1.55)	0.93
Working capital	**40,927**	55,205	55,553	53,973	74,029
Net shareholders' equity	**47,188**	60,385	59,452	60,384	79,139
Book value per share	**4.81**	6.44	6.34	6.46	8.12
Return on beginning shareholders' equity	**(19.7)%**	1.6%	(1.3)%	(18.5)%	13.5%
Pretax return on net sales	**(14.6)%**	1.3%	(0.2)%	(14.8)%	10.4%

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO.
All amounts have been retroactively restated to give effect to the change in costing method.

Certain amounts from prior years have been reclassified to conform with current year's presentation.

MESSAGE TO SHAREHOLDERS

Dear Fellow Shareholder:

2002 was a financially disappointing year for our business. And, while it certainly was not the year we originally envisioned in terms of bottom line results, it was a year in which we succeeded in implementing many of the most critical and most costly initiatives we believe are necessary for success in the future.

In hindsight, our estimates of how quickly we would reap the benefits of our strategic efforts and of the total costs of implementing the highly complex 2002 changes were overly optimistic. The $11.9 million net after tax loss we reported for 2002 translates to a pre-tax loss of $17.9 million. Included in the pre-tax loss are restructuring and impairment charges in excess of $3.3 million related to the implementation of our strategic programs last year. When those costs are added to the impact of the generally anemic 2002 economy, a very disappointing fourth quarter holiday selling season in most major mall-based retailers, unplanned losses of $5.8 million pre-tax in our thermal products segment and $2.3 million pre-tax in Europe, obviously the overall financial results fall well below expectations.



Gordon Zacks
Chairman of the Board,
Chief Executive Officer, President

The most costly and risk-laden pieces of our current strategic plan have been successfully implemented. We paid a very high cost last year to make certain these changes were put in place without impacting our customer relationships. We achieved that goal and believe the Company is well on its way to building a globally competitive cost structure and a solid foundation for the future.

We emerged from 2002 financially sound, despite the disappointing losses. We ended the year with no short-term debt, about $6.9 million in cash, net shareholder equity of approximately $47 million and strong financial ratios. In December, we signed a new 3-year $32 million secured credit facility with our principal bank that will provide us with the seasonal funding flexibility necessary for our future success.

The Core Business

Two major drivers of change continue to directly impact our at- and around-the-home comfort footwear business. The first is globalization and the second is retail consolidation. The confluence of these forces has created a very competitive, unforgiving marketplace in which more and more suppliers are chasing fewer and fewer customers. Retailers and consumers alike are continually demanding more for less. Only the best suppliers are going to thrive and survive. We intend to be counted among the victors.

Our focus for more than two years has been on doing whatever is necessary to move R.G. Barry's core business from a slow-to-market, capacity-driven company, to a fast-to-market, product-design, market-driven company. Although the challenges involved are enormous, we believe we are succeeding. We are creating a globally competitive, value-added supply chain. We are significantly altering the way in which we bring our product to market. We are introducing best practices in sales account management and planning. We are reaffirming product leadership through innovation and design creativity while reducing the time from design and manufacturing to market. We are seeking out and exploring future growth drivers. This year, we will work with the consulting firm of Deloitte & Touche LLP to find additional selling, general and administrative expense reductions.

Our Accomplishments

As we enter the final year of our current strategic plan, let me share with you some of the specifics we have accomplished and what we believe lies ahead.

- We have shrunk our in-house manufacturing capacity by approximately one-third to our planned capacity of about 17.5 million pairs per year.
- We have opened sourcing offices in China, which in 2002 enabled us to outsource approximately nine million pairs of quality product delivered complete, and on time to our distribution centers.
- We have reduced our year-end inventory from approximately 12 million pairs in 1999 to about 8.5 million pairs at year-end 2002. We expect to report further inventory reductions at year-end 2003.
- We successfully relocated all of our remaining U.S. manufacturing to Nuevo Laredo, Mexico, lowering manufacturing costs and allowing us to compete in the global marketplace. In conjunction with the relocation, we have closed our San Angelo and Laredo, Texas, manufacturing facilities.
- In March of 2002, we opened a new, state-of-the-art, quick-response replenishment distribution center in Nuevo Laredo. This distribution capability coupled with our Mexican manufacturing capacity, gives us a time advantage against the Orient in the management of the automatic demand pull replenishment (EDI) component of the business. The EDI business presently accounts for about one-third of our sales, and we expect it to grow significantly over the next few years. In conjunction with the opening this facility, we closed our Goldsboro, North Carolina, distribution center in early 2003.
- We sought and obtained effective January 1, 2002, the elimination of all duties on our category of products manufactured in Mexico. This has allowed us to reconfigure our North American manufacturing and distribution operations to remain globally competitive and has given us a 28 day advantage in the EDI portion of our business over competitors whom source products solely from the Orient.
- We have re-emerged as the leader in at- and around-the-home comfort footwear design and product development. This can be evidenced by the fresh, new products in our flagship Dearfoams® brand and in exciting, new offerings like Liz Claiborne® Slippers, Zizi™ and Terrasoles™. These and similar design and product development efforts allow us to dominate some of the most valuable retail selling space in North America during key selling periods.

Completing Our Strategic Initiatives

Although 2002's financial disappointments rightfully have taken the spotlight away from our strategic achievements, we believe the foundation upon which we can succeed has been laid. With great product, competitive cost structure and sound customer relationships, we now can devote more resources to seeding the growth engines for tomorrow. Obviously not all of our growth initiatives will work, but the following programs are the kinds of efforts we expect to ignite top line growth in 2003 and beyond:

- Automatic Replenishment (EDI) — EDI currently is about one-third of our core business. By using technology and existing store data to increase the productivity of space and inventory devoted to our products at retail, we are forecasting dramatic growth in this business over the next few years. Our beliefs that significant growth in this area is possible are supported by tests we have conducted with some of our EDI customers.
- Zizi™ — Whimsical, fun, young-at-heart at- and around-the-home footwear, sandals and casual shoes, the Zizi™ brand and its derivative brands are targeted to women in the 18-30 age range. Zizi™ is sold in the women's shoe departments of better department stores. It was successfully tested in Fall/Winter 2002 exclusively at Nordstrom, and we expect to roll out Zizi™ and its derivative brands nationally this year.

- Terrasoles™ — Terrasoles is a footwear concept targeted toward adult women who currently wear old shoes at home. We estimate that one-third of American adult women wear slippers at home, one-third wear socks or go barefoot and one-third wear old shoes. The old shoe wearers define comfort as firm, secure footing, not the soft, yielding comfort of our slippers. Their lifestyles are such that they are in and out of the house frequently, but they don't want to frequently change footwear. Terrasoles™ offers enormous promise as a fashion-appropriate, affordable alternative to old shoes.
- Liz Claiborne® Slippers — We are expanding distribution of Liz Claiborne® Slippers for Women in better department stores this year. We continue to be pleased with the overall performance at retail of our at- and around-the-home comfort footwear bearing the Liz Claiborne® brand name.
- Outdoor sandals — Beach and casual sandals are being introduced in spring 2003 in department stores and national chain stores.
- Slipper socks — Although the phenomenon of families spending more and more time at home is not new, it does offer us opportunity for growth. Research indicates that about one-third of American women prefer socks to slippers while relaxing at home. Based upon this, we believe our planned re-entry into slipper socks in 2003 is well timed and has great potential.
- New distribution:
  - Supermarkets — Our tests of in-line automatic replenishment slipper programs with some of the nation's largest grocery chains continue. We also are exploring the in-and-out promotional business and the use of licensed products in this channel of distribution.
  - Other retailers — We have experienced initial success in new or under-served outlets for our business like big box shoe retailers, department store shoe departments and dollar stores, and we plan to continue seeking out other untapped outlets.
  - Mexico — We are experiencing significant growth in both Wal-Mart Mexico and other Mexican retail channels.

Changes In Europe

Early this year, we entered a 5-year licensing agreement with a subsidiary of the privately held British comfort footwear and apparel firm GBR Limited for the sales, marketing and sourcing of our soft washable slipper brands in Europe. This agreement significantly changes the way we do business in Europe. It is expected over the next 12 months to help us reduce expenses, free up cash previously invested in inventory and receivables and move our European business from a loss to a profit.

For some time, we have believed that the sizeable and important European slipper market can be a significant growth driver. In pursuit of that goal, we have lost more than $7 million pre-tax since 1998. Obviously, we cannot afford to continue to operate at a loss in Europe, nor do we believe we can walk from such a large opportunity. We think our agreement with GBR Limited addresses both of these issues.

The GBR subsidiary has been granted a license to sell, source and distribute our various brands of at- and around-the-home comfort footwear in all channels of distribution in the United Kingdom, The Republic of Ireland, France and through certain retailers in other European markets in exchange for royalty payments on net sales. In conjunction with this agreement, we are closing our Wales distribution center and Paris sales office and transferring responsibility for our French sales force and all selling, marketing and financial administration functions in Europe to the GBR organization. R.G. Barry will retain title to all of its patents and trademarks for products sold under the agreement.

We know and trust GBR and have worked with them since 1998. They know the European markets and customers, and they have demonstrated to us in the U.K. and Ireland their ability to take the slipper business into department stores and mass merchants. We believe that our product development, design and sourcing competencies in partnership with GBR's European sales and marketing expertise can lead to a future success for us in Europe.

Fargeot et Compagnie S.A., our profitable French subsidiary, generally serves smaller independent retailers and export markets with a style of footwear that is quite different from our traditional products. Fargeot is not part of our agreement with GBR, and under the leadership of its president, Thierry Civetta, will continue to work to grow its business independently of our other European dealings.

Barry Vesture Update

Vesture Corporation missed its sales and earnings objectives for the year and the thermal segment of our business lost approximately $5.8 million pre-tax. Vesture had planned for strong sales of its heated prepared food delivery systems in the last four months 2002 based upon more than two years of development work with a large customer. In mid-October, that customer elected to defer its purchase decision until the sometime this year.

As you probably know, we have felt for some time that to optimize the Vesture business requires industry-specific expertise that we cannot provide, and we have been seeking a strategic partner for this unique business. We are actively pursuing several options that will stop the losses at Vesture Corporation, and we will share details with you when we have something definite to report.

Executive Changes in 2002

In August, Bill Lenich, President and Chief Operating Officer, left the Company and its Board of Directors. I assumed the role of President and COO. Tom Coughlin, Corporate Executive Vice President, Sales and Marketing, assumed an expanded role which encompasses many of the product development, marketing and sales duties previously handled by the Corporate President.

Looking at the Future

While our confidence regarding the Company in 2003 is strong, we must face several realities. The economy remains uncertain, the retail environment is unpredictable and our business remains highly seasonal. These factors tend to cloud our near-term visibility and hinder attempts at projecting results for the full-year. What we can say about 2003 is that we believe the actions we have taken over the past two-plus years have properly positioned the Company to succeed. Under the right economic conditions and with a return to a more traditional retail environment, especially in the fourth quarter, we expect R.G. Barry to return to profitability in 2003.

Your leadership team of fellow shareholders is totally committed to building a great company; one that will consistently achieve or exceed planned results and your expectations.

Gordon Zacks
Chairman of the Board
Chief Executive Officer
President

SIX YEAR REVIEW OF SELECTED FINANCIAL DATA

R.G. Barry Corporation and Subsidiaries

Summary of Operations (in thousands)

Net sales
Cost of sales
Gross profit
Gross profit as percent of net sales
Selling, general and administrative expenses
Restructuring and asset impairment charges (adjustments)
Other income (expense)
Proceeds from litigation, net of expenses incurred
Interest expense, net
Earnings (loss) before income taxes
Income tax (expense) benefit
Minority interest
Net earnings (loss)

Additional Data

Basic earnings (loss) per share
Diluted earnings (loss) per share
Book value per share
Annual % change in net sales
Annual % change in net earnings
Pretax return on net sales
Net earnings (loss) as a percentage of beginning shareholders' equity
Basic average number of shares outstanding (in thousands)
Diluted average number of shares outstanding (in thousands)

Financial Summary (in thousands)

Current assets
Current liabilities
Working capital
Long-term debt
Net shareholders' equity
Net property, plant and equipment
Total assets
Capital expenditures
Depreciation and amortization of property, plant and equipment

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

* Fiscal year includes fifty-three weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method.

Certain amounts from prior years have been reclassified to conform with current year's presentation.

2002	2001	2000	1999	1998	1997*
$122,570	$134,621	$140,339	$130,531	$142,503	$143,653
82,797	83,972	93,816	85,996	76,707	77,401
39,773	50,649	46,523	44,535	65,796	65,252
32.4%	37.6%	33.2%	34.1%	46.2%	46.1%
53,629	48,798	49,225	56,855	49,818	48,756
3,359	(118)	1,921	5,914	—	—
800	800	1,717	502	380	415
—	—	4,476	—	—	—
(1,489)	(1,079)	(1,802)	(1,651)	(1,607)	(1,817)
(17,904)	1,690	(232)	(19,383)	14,751	16,094
6,049	(716)	(522)	4,778	(5,443)	(6,420)
(25)	(42)	(52)	(20)	—	—
$(11,880)	$ 932	$ (806)	$(14,625)	$ 9,308	$ 9,674
$ (1.23)	$ 0.10	$ (0.09)	$ (1.55)	$ 0.96	$ 1.02
$ (1.23)	$ 0.10	$ (0.09)	$ (1.55)	$ 0.93	$ 0.99
$ 4.81	$ 6.44	$ 6.34	$ 6.46	$ 8.12	$ 7.23
(9.0)%	(4.1)%	7.5%	(8.4)%	(0.8)%	0.4%
(1,374.7)%	215.6%	94.5%	(257.1)%	(3.8)%	16.9%
(14.6)%	1.3%	(0.2)%	(14.8)%	10.4%	11.2%
(19.7)%	1.6%	(1.3)%	(18.5)%	13.5%	16.5%
9,641	9,379	9,399	9,455	9,698	9,504
9,641	9,577	9,399	9,455	9,992	9,820
$ 61,068	$ 69,676	$ 70,268	$ 71,678	$ 91,914	$ 84,693
20,141	14,471	14,715	17,705	17,885	20,908
40,927	55,205	55,553	53,973	74,029	63,785
5,760	5,162	7,637	8,571	10,714	12,992
47,188	60,385	59,452	60,384	79,139	69,126
10,910	10,917	11,741	14,408	12,875	14,231
87,638	88,612	89,549	93,164	113,026	107,083
2,405	1,194	653	3,381	1,136	2,944
1,935	1,847	2,109	2,243	2,413	2,531

MARKET AND DIVIDEND INFORMATION

R.G. Barry Corporation and Subsidiaries

Market Value

	Quarter	High	Low	Close
2002	**First**	**$6.45**	**$5.52**	**$6.03**
	Second	**6.20**	**4.85**	**5.28**
	Third	**5.50**	**4.03**	**4.16**
	Fourth	**4.84**	**3.06**	**4.10**
2001	First	$3.25	$2.13	$2.50
	Second	4.75	2.20	4.60
	Third	5.18	3.83	4.04
	Fourth	6.08	3.68	5.95

Stock Exchange: New York Stock Exchange

Stock Ticker Symbol: RGB

Wall Street Journal Lising: BarryRG

Approximate Number of Registered Shareholders: 1,000

No cash dividends were paid during the periods noted. The Company has no current intention to pay cash dividends, and its liability to do so is subject to the restrictions contained in various loan agreements. See also Note 5 to Consolidated Financial Statements, and Management's Discussion & Analysis of Financial Condition & Results of Operations.

QUARTERLY FINANCIAL DATA

R.G. Barry Corporation and Subsidiaries

2002 Fiscal Quarters — in thousands, except basic and diluted earnings (loss) per share

	First	Second	Third	Fourth
Net sales	**$20,896**	**$16,160**	**$38,090**	**$47,424**
Gross profit	**6,419**	**4,412**	**14,073**	**14,869**
Net earnings (loss)	**(3,331)**	**(4,744)**	**202**	**(4,007)**
Basic earnings (loss) per share	**$ (0.35)**	**$ (0.50)**	**$ 0.03**	**$ (0.41)**
Diluted earnings (loss) per share	**$ (0.35)**	**$ (0.50)**	**$ 0.03**	**$ (0.41)**

2001 Fiscal Quarters

	First	Second	Third	Fourth
Net sales	$ 24,741	$16,352	$41,450	$ 52,078
Gross profit	8,573	11,348	15,689	15,039
Net earnings (loss)	(1,313)	(3,579)	2,603	3,221
Basic earnings (loss) per share	$ (0.14)	$ (0.38)	$ 0.28	$ 0.34
Diluted earnings (loss) per share	$ (0.14)	$ (0.38)	$ 0.28	$ 0.34

Certain amounts from prior periods have been reclassified to conform with current presentation.

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries

Liquidity & Capital Resources

Our company uses numerous types of assets in the development, production, marketing, warehousing, distribution, and sale of our products. Most of our assets are current assets, such as cash, receivables, inventory, and prepaid expenses, but we also use non-current assets, such as property, plant and equipment, as well as deferred taxes, goodwill and other.

At the end of 2002, current assets amounted to approximately 70 percent of total assets, compared with 79 percent at the end of 2001. We had $40.9 million in net working capital, made up of $61.1 million in current assets, less $20.1 million in current liabilities, as of the end of 2002. As of the end of 2001, we had net working capital of $55.2 million, made up of $69.7 million in current assets, less $14.5 million in current liabilities. The $14.3 million decline in working capital in 2002 is directly related to the $11.9 million net loss incurred for the year.

We ended 2002 with $6.9 million in cash and cash equivalents, $9.5 million in trade receivables net of allowances, and $32.9 million in inventory. By comparison, at the end of 2001, we had $12.3 million in cash, $15.0 million in net trade receivables, and $35.6 million in inventory. The decline in cash from 2001 to 2002 is due in large part to the net loss we incurred during 2002. The decrease in ending receivables reflects the lower level of net sales during the fourth quarter of 2002 than during the fourth quarter of 2001, and in part improved collections late in the year. The decrease in ending inventory reflects the result of our plan as discussed over the last several years to reduce our investment in inventory. As noted in prior years, we had set out to reduce total inventories. We did this in part by repositioning ourselves from a company with nearly 100 percent of our production controlled in our own factories in 1999 and prior years, to a company where in 2002 and beyond, we expect approximately one-third of our inventory to be produced by contract manufacturers often located outside North America. This strategic change allows us to respond faster to customers' orders, to lower our investment in inventory, and to lower our risks of inventory markdowns and obsolescence. As a result of this strategy, over the last few years, we have reduced our investment in inventory from nearly $41 million at the end of 1999 to our current level of $33 million. Inventory at the end of 2002 is composed of $24.5 million of finished goods, compared with $25.6 million at year end 2001; $1.5 million of in process inventory at year end 2002, compared with $1.8 million at year end 2001; and $7.0 million in raw materials at the end of 2002, compared with $8.2 million at the end of 2001. See also the accompanying Consolidated Statements of Cash Flows for more information regarding our cash flows, and Note 2 of the Notes to Consolidated Financial Statements for more information regarding inventory.

Traditionally, we have leased most of our operating facilities. On occasion, we have leased some of our operating equipment. We periodically review our facilities to determine whether they will satisfy projected operating needs for the foreseeable future. Late in 2001, we committed to move into a new leased warehouse facility in Nuevo Laredo, Mexico. We began warehousing operations in Nuevo Laredo in 2002, which allowed us to reduce our warehousing operations in the United States. This transition permitted us to lower our internal transportation costs and substitute lower cost Mexican warehouse labor for comparably higher cost U.S. labor. In November 2002, we announced that during the first quarter of 2003, we would close our warehousing operations in Goldsboro, North Carolina and shift those distribution responsibilities to the new warehouse in Nuevo Laredo.

All real and personal property leased by the Company is leased for varying term lengths, ranging generally from three years to fifteen years, often with options for renewal. All leases are "operating leases" as defined by the various accounting principles and the obligations thereunder are recorded as rent expense during the periods of use and occupancy. The future obligations under these lease commitments are discussed below under the caption "Off-Balance Sheet Arrangements" and in Note 6 of the Notes to Consolidated Financial Statements.

For many years, we have relied on unsecured revolving credit agreements to satisfy our seasonal working capital liquidity needs. Throughout recent years, our banks have agreed to amend the various agreements to accommodate our needs and provide us with needed operating liquidity, occasionally modifying provisions of the agreements as necessary. Our most recent unsecured revolving credit agreement had been entered into in March 2001 with our main bank. That revolving credit agreement was amended in February 2002 and again in September 2002 to modify certain covenants.

On December 27, 2002, we entered into a new $32 million Revolving Credit Agreement ("Revolver") with The Huntington National Bank ("Huntington") to refinance the March 2001 revolving credit agreement, as amended. As a part of the refinancing, we entered into a Security Agreement ("Security Agreement") with Huntington, as collateral agent for itself and Metropolitan Life Insurance Company ("Metropolitan"), pursuant to which we granted a security interest in all of our personal property assets to (a) secure our obligations to Huntington, including those obligations under the Revolver and (b) secure our obligations under the Note Agreement dated July 5, 1994, as amended, between the Company and Metropolitan ("Metropolitan Loan Agreement"). As of December 27, 2002, the outstanding unpaid principal balance payable to Metropolitan under the Metropolitan Loan Agreement was $4.285 million, and there was no balance due under the Revolver. In conjunction with the Revolver and Security Agreement, we also entered into a Conditional Consent Agreement, dated as of December 27, 2002, with Metropolitan, which permitted us to grant the security interests under the Security Agreement. The Metropolitan Loan Agreement requires semi-annual interest payments plus annual principal repayments of $2.1 million, beginning in July 1998, and continuing through July 2004.

The Revolver is a three-year $32 million commitment from Huntington that matures on April 30, 2006. The Revolver contains certain periodic monthly commitment limitations ranging from $3 million in January, $12 million from February through April, $32 million from May through October, and $27 million from November through December, all of which is further limited monthly to 80 percent of our eligible receivables and 40 percent of our eligible inventory, as defined. The Revolver also contains various covenants, including financial covenants that require us to maintain minimum specified consolidated tangible net worth levels, quarterly EBITDA (earnings before interest, taxes, depreciation and amortization) maintenance requirements through the end of fiscal 2003, a minimum coverage of interest expense beginning at the end of the first quarter in fiscal 2004, and certain cash flow leverage ratios beginning at the end of fiscal 2003.

During 2002, we reached a peak of $32 million in borrowings outstanding under our revolving credit agreement for a four-week period from late September through late October. This compares with $26 million in peak outstanding borrowings for a two-week period during the same months of 2001. Throughout 2002, our overall average daily usage under the revolving credit agreement was greater than in 2001. The daily weighted average borrowings outstanding in 2002 amounted to $11.9 million compared with $7.9 million in 2001. The weighted average rate of interest in 2002 amounted to 4.1 percent, while the weighted average rate in 2001 was 5.8 percent. The primary cause of the rate decline from 2001 to 2002 was the influence on short-term market rates of the Federal Reserve's federal funds rate. Clearly, during the time period from early spring though December, we are dependent upon the Revolver for funding our seasonal liquidity needs. As of the end of 2002, we were in compliance with all covenants of the Metropolitan Loan Agreement and the Revolver. See also Note 5 of the Notes to Consolidated Financial Statements for additional information.

We last paid cash dividends in 1981. The Revolver prohibits the payment of cash dividends and limits the acquisition of common shares for treasury. We have no current plans to pay cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to finance operations and to fund the operating needs of the business. While the covenants under the Metropolitan note permit us to incur additional long-term debt should that become desirable, the Revolver requires the consent of Huntington in order for us to do so.

We believe that our balance sheet contains strong financial ratios. At the end of 2002, total shareholders' equity amounted to $47.2 million. This compares with $60.4 million in shareholders' equity last year. Our long-term debt to net worth ratio was 12.2 percent at the end of 2002, compared with 8.5 percent at the end of 2001. Our current ratio, a measure of the relationship of current assets to current liabilities, was 3.0 to 1 at year-end 2002, compared with 4.8 to 1 at year-end 2001.

Acceleration of NAFTA Tariff Reductions

Effective January 2002, the 15 percent duty on United States slippers made in Mexico was eliminated. The tariff removal, which was a part of round three of the NAFTA tariff acceleration, eliminated duties on a range of products, including slippers. This duty elimination is expected to have a positive impact on our business. Prior to the elimination of the duty, the slipper tariff had been scheduled to be reduced annually at the rate of 2.5 percent per year until its elimination on January 1, 2008.

We retained outside consultants to assist us in pursuit of this tariff relief. Upon the successful conclusion of this pursuit, we agreed to pay an aggregate of approximately $6.25 million, most of which is to be paid in equal quarterly installments over a four-year period through the end of 2005. The net present value of this four-year obligation, which is subordinated to the obligations under the Metropolitan note and the Revolver, is included within current installments and long-term debt at its discounted present value totaling $4.0 million at the end of 2002. The net benefit we expect to receive from the tariff relief, after taking into account the consultants' fees, has been estimated at $12 million over the period from 2002 through 2006.

The tariff removal allows us to take full advantage of the benefits of manufacturing in our own North American plants and is a key element in our operating strategies for the future. It has permitted us to relocate cutting and molding activities from the U. S. to Mexico and keep our cost structure in line with competitive products produced offshore. In 2002, we transferred jobs from the U. S. to Mexico to realize the benefits of reduced labor and benefit costs. Without the tariff eliminations, most of the labor savings would have been offset by the increase in the cost from duties, and we would have been forced to consider further reductions in North American jobs. The shift of manufacturing jobs was completed in 2002, and impacted about 350 positions in the Company. The severance costs associated with this reduction in workforce were recognized in the first quarter of 2002 and amounted to about $727 thousand.

Legal Proceedings

In March 2000, we settled a lawsuit we filed in 1998 against Domino's Pizza, Inc. and Phase Change Laboratories, Inc., alleging patent infringement and deceptive advertising. As a part of the settlement, we received a cash payment of $5 million, and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

In October 2001, our Vesture subsidiary received a claim charging that its MICROCORE® pizza delivery system infringed on two United States patents owned by Thermal Solutions, Inc. and licensed to CookTek, Inc. After receiving the charge of infringement, Vesture and our counsel evaluated the patents and reached the conclusion that the patents were not infringed. To protect its rights, in November 2001, Vesture filed an action in the United States District Court in North Carolina seeking a declaratory judgment that the patents were not infringed and an order restraining Thermal Solutions and CookTek from making further charges of infringement. Vesture also sought damages for CookTek's and Thermal Solutions' unfounded allegations and for sales lost as a result of those charges. After the North Carolina action was filed, Thermal Solutions and CookTek filed suit against Vesture in November 2001, in the United States District Court in Kansas, alleging infringement of the patents. Because the North Carolina action was filed first, it had priority. Thermal Solutions and CookTek voluntarily dismissed the Kansas action, in favor of the North Carolina action, where they counterclaimed for infringement of the patents.

We believe that the patent infringement allegations are without merit and we intend to defend vigorously against them. However, we do not believe it is feasible to predict the outcome of the suit and the timing of the final resolution of the claim is uncertain.

Foreign Currency Risk

Our operations are currently conducted primarily in U.S. Dollars and to a much lesser degree in Canadian Dollars, and in 2002 and prior years, were conducted in British Pounds Sterling and Euros—currencies that historically have not been subject to significant market volatility. In accordance with our established policy guidelines, we have at times hedged some of these currencies on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. The amount we normally maintain under foreign exchange contracts has not been material to overall operations. At the end of fiscal 2002, there were no such foreign exchange contracts outstanding.

In addition, a sizable portion of our manufacturing labor and other costs are incurred in Mexican Pesos. It has not been our practice to hedge the Peso as it has generally declined in value over longer time horizons, when compared to the U. S. Dollar. In addition, forward contracts denominated in Pesos historically have not been readily or economically available. Should the Peso suffer a devaluation compared to the U. S. Dollar, we believe that the impact would likely be of benefit to us by reducing, at least initially, the effective cost of manufacturing and to some extent the cost of distribution, although any such reduction would not be expected to have a significant impact upon our results of operations.

Off-Balance Sheet Arrangements

As noted above, the Company has traditionally leased its facilities under operating lease type transactions. On occasion, we have also leased certain equipment utilizing operating leases. These leasing arrangements allow us to pay for the facilities and equipment over the time that they are utilized, rather than committing our resources initially to acquire the facilities or equipment. All leases have been accounted for as operating leases, consistent with the provisions of Statement of Financial Accounting Standards No. 13, Accounting for Leases, as amended. Our future off balance sheet non-cancelable operating lease obligations are discussed in Note 6 of the Notes to Consolidated Financial Statements.

Following the Securities and Exchange Commission's ("SEC") recent release number 2003-10, it is not clear whether the SEC intends that liabilities already recorded in the Company's books and records be included in the following tabular disclosure or only those "Off-Balance Sheet Arrangements". For the readers' convenience, we have repeated and summarized here our contractual obligations for both those long-term obligations that appear on our balance sheet, as recognized in our financial statement presentations, and for those so-called "Off-Balance Sheet Arrangements", as discussed in the notes to our financial statements:

R.G. Barry Corporation and Subsidiaries (continued)

	Total	1 year or less	1 - 3 years	3 - 5 years	More than 5 years
	Payments due by period (in thousands of dollars)				
CONTRACTUAL OBLIGATIONS: recognized on the books and records of the Company					
Long-Term Debt, Current and Non-Current Portions	$ 9,410	$3,650	$5,716	$ 44	none
Capital Lease Obligations	none				
Other Long-Term Liabilities reflected on the Balance Sheet of the Company*	$14,188	*	*	*	*
CONTRACTUAL OBLIGATIONS: considered "off-balance sheet arrangements"					
Operating Leases – see also Note 6 of the Notes to Consolidated Financial Statements	$16,861	$4,256	$5,582	$3,426	$3,597
Purchase Obligations in the ordinary course of business **	$ 1,755	$1,755	none	none	none

* Other Long-Term Liabilities of the Company represent accrued cumulative future obligations under our Associate Retirement Plan of $7,822, accrued cumulative future obligations under our Supplemental Retirement Plan of $4,624, and accrued cumulative future obligations from employee salary withholdings under our salary deferral plan of $1,742. The timing of future cash outflows related to these obligations is not readily determinable, as it is fully dependent upon the timing of Associate future retirements. Following the requirements under Statement of Financial Accounting Standards No. 87, Accounting for Pensions, as amended, during 2002 we have made a charge to Other Comprehensive Income, to recognize the effect of actuarial assumptions and market value changes as of the September 30, 2002 evaluation date. The resultant effect has increased the liability under the Associate Retirement Plan by $5,074 with a corresponding charge to Other Comprehensive Income.

** We acquire inventory and merchandise in the ordinary course of business, issuing both purchase orders and letters of credit to acquire merchandise from suppliers. Under the regulations set out by the SEC, one may interpret those commitments in the ordinary course of business as "off-balance sheet arrangements". Those commitments, as noted in the table above, are in the ordinary course of business, and there are no material unusual outstanding commitments other than in the ordinary course of business.

At times we have entered into foreign currency contracts, as noted in the discussion above regarding Foreign Currency Risk, to hedge currency risk exposures that we have identified. Here too, under the regulations set out by the SEC, one may interpret those currency contracts utilized as hedges as "off-balance sheet arrangements". As of the end of fiscal year 2002, there were no such contracts outstanding.

License Agreement for European Distribution

Early in January 2003, we entered into a five-year licensing agreement for the sale and marketing of our slipper products with a British footwear and apparel firm. During the first half of 2003, we will cease operating our Wales, U.K. distribution center and our Paris sales office. This distributor-type license agreement allows us to continue to service the soft washable footwear market in Europe without maintaining the costly sales organization and warehousing and distribution operations we have had since the mid-1990's. The anticipated costs of closing these operations, estimated at $2.8 million, have been recognized and accrued during the fourth quarter of 2002. The Company will continue to maintain and operate its profitable Fargeot footwear operations in southern France.

Thermal Products

The Thermal products business is a segment of our business which, for the past several years, we have not operated profitably. We are actively exploring several options which we expect will curb the losses incurred by our Vesture thermal products subsidiary.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. This is not new; making estimates about the impact of future events has been a generally accepted practice for nearly all companies in nearly all industries for many, many years. We make these estimates after gathering as much information from as many resources as are available to us at the time, and after reasonably assessing the conditions that exist at the time we make estimates and prepare the financial reports. We make these estimates in a consistent manner from period to period, based upon historical trends and conditions, and after review and analysis of current events and conditions. Management believes that these estimates reasonably reflect the current assessment of the financial impact of events that may not become known with certainty until some time in the future.

The more critical of these accounting policies requiring significant management estimates, are summarized here: a) We recognize revenue when our goods are shipped to our customers and title passes. In certain circumstances, we have made arrangements with customers that provide for returns, discounts, promotions and other incentives. We recognize revenue net of provisions for estimated returns, discounts, and retailer promotions and incentives, and recognize a corresponding offset to accounts receivable. b) We value inventories using the lower of cost or market method, based upon a standard costing method. We evaluate our inventories for any impairment in realizable value in light of the just concluded selling season, the economic environment, and our expectations for the upcoming selling season. c) We make an assessment of the amount of income taxes that will become currently payable or recoverable for the just concluded period and what deferred tax costs or benefits will become realizable for income tax purposes in the future as a result of differences between results of operations as reported in conformity with accounting principles generally accepted in the United States and the requirements of the increasingly complex income tax codes existing in the various jurisdictions where we operate. In evaluating the future usability of our deferred tax assets, we are relying on projections of future profits. Should those future profits not materialize in the time frames required, we may need to establish a valuation allowance against those deferred tax assets. d) We make an assessment of the ongoing future value of goodwill and other intangible assets. And e) We make estimates of the future costs associated with restructuring plans related to a number of operational changes and reconfigurations that we have announced. In addition, there are other accounting policies, which also require judgmental input by management, that we follow consistently from year to year, and those additional policies are summarized in Note 1 of the Notes to Consolidated Financial Statements beginning on page 23 in this Annual Report to Shareholders. Actual results may vary from these estimates as a result of activities learned after the year end estimates have been made, and will have a positive or negative impact upon the results of operations in a period subsequent to the period when we originally made the estimate.

Restructuring Activities

During the last few years, we have undertaken a strategic initiative to improve our operating performance and reduce expenses. The activities involved include: (i) closing a factory in Shenzhen China, (ii) closing a factory in the Dominican Republic, (iii) moving our samples activities from Columbus, Ohio to Nuevo Laredo, Mexico, (iv) instituting improved design and product development processes to increase speed to market, (v) closing a warehouse in San Antonio, Texas, and a warehouse in Goldsboro, North Carolina, while opening a warehouse in Nuevo Laredo, Mexico. (vi) shifting cutting activities from Laredo, Texas to Nuevo Laredo, Mexico, (vii) shifting our molding operations from San Angelo, Texas, to Nuevo Laredo, Mexico, (viii) changing ourselves from a company that manufactures nearly its entire production needs to one that manufactures about two-thirds of its needs and contracts with outside third party manufacturers for one-third of its needs, and (ix) changing our European branch sales and warehouse operations to a distributorship-type arrangement.

Impact of Recently Issued Accounting Standards

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3 and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We are currently evaluating the impact of SFAS No. 146.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. We are currently evaluating the impact of this standard.

Results of Operations

2002 Sales and Operations Compared with 2001

We operate in three different business segments: (i) "Barry Comfort North America", which manufactures and markets at- and around-the-home comfort footwear for sale in North America; (ii) "Barry Comfort Europe", which markets footwear principally in western Europe; and (iii) "Thermal", which markets, principally in North America, thermal retention technology products that act as hot or cold temperature reservoirs releasing that energy over time. See also Note 14 of the Notes to Consolidated Financial Statements for a breakdown of net sales by geographic region of the world and by segment of our operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

During 2002, net sales totaled $122.6 million, nearly 9.0 percent less than the net sales of $134.6 million in 2001. There were net sales decreases in all three segments of our business. Net sales in Barry Comfort North America decreased in 2002 to $108.7 million from $116.9 million in 2001; net sales in Barry Comfort Europe decreased in 2002 to $9.8 million from $10.4 million in 2001; and net sales of Thermal products decreased to $4.0 million in 2002 from $7.3 million in 2001. The economic malaise domestically and internationally contributed to a decline in sales generally across all channels of distribution and all classes of trade. One of the few areas showing an increase in net sales for the year was our business with our largest customer, where our business increased domestically by approximately 7 percent from 2001 to 2002. Retailing in the holiday season of 2002 was again very promotional, with retailers aggressively discounting products early in the holiday selling season. We believe that our products sold relatively well at retail. The decrease in Thermal net sales reflects a decline in orders for the pizza delivery systems that we have been marketing for the last several years.

As noted above, early in January 2003, we entered into an agreement that will effectively convert the European soft washable slipper portion of Barry Comfort Europe into a distributorship license arrangement. We will continue to operate our profitable Fargeot business, but the slipper business operating with a warehouse in Wales and a sales office in Paris will close during 2003 and those customers will continue to be served via our British distributor. We will begin receiving a royalty from the distributor but will no longer incur the expense of supporting our own warehouse in Wales and sales organization in Paris.

Gross profit decreased in 2002 by approximately $10.9 million. In 2002, gross profit amounted to $39.8 million or approximately 32.4 percent of net sales, while in 2001, gross profit amounted to $50.6 million or about 37.6 percent of net sales. The primary cause of the decline in gross profit was the $12.0 million decrease in net sales from 2001 to 2002, as noted above.

During much of 2002, we incurred restructuring and other costs relating to implementing our strategic plan. As noted previously, during 2002, we completed that portion of our three-year strategic plan relating to repositioning activities in lower cost locations. We have completed the move of our molding operations from San Angelo, Texas to Nuevo Laredo, Mexico. We have completed the move of our cutting subassembly operation from Laredo, Texas to Nuevo Laredo. We have opened a new state of the art distribution facility in Nuevo Laredo. While all of these activities were planned for the year, the task level was greater than we anticipated. We wanted to assure that our customers did not suffer delays in their supply of our footwear, so we maintained certain duplicative operations in both San Angelo and Laredo until we were sure that there would be not disruption in our supplying the market place from Nuevo Laredo. The costs of this assurance resulted in an estimated $3.5 million of added expense, which was incurred mainly during the first half of the year. This added expense adversely affected gross profit for the year, and the additional warehousing costs adversely affected selling, general and administrative expenses, as noted in the following paragraphs. In addition, as of the end of 2002, we have marked down our thermal inventory valuations to their estimated net realizable values, further depressing gross profit.

Selling, general and administrative expenses increased significantly during 2002, by approximately $4.8 million, compared with those expenses in 2001. Selling and marketing expenses increased during 2002, primarily in the area of retail program support, such as advertising, displays, and other promotional programs at retail. Warehousing expenses increased during 2002, with a sizable portion of that related to the duplicative activities we conducted in conjunction with the opening of the new warehousing facility in Nuevo Laredo early in 2002. Other administrative expenses also increased with a major portion of this increase being the legal costs incurred to defend Vesture's intellectual property as noted above in the section entitled Legal Proceedings.

Net interest expense increased in 2002 to $1.5 million from $1.1 million in 2001. Two factors influenced this increase. As noted above, we recognized a long-term obligation to the consultants who assisted us in the accelerated elimination of NAFTA duties as of the beginning of 2002. As noted above, as of the end of 2002, the discounted present value of that long-term obligation amounted to $4.0 million. For accounting purposes, a portion of the payment to the consultants is treated as debt and a portion of the payment is treated as an imputed interest charge associated with that debt. In 2002, the amount of that imputed interest amounted to $374 thousand. In addition, during 2002, we utilized our seasonal revolving credit agreement to a greater degree than in 2001. During 2002, the daily average seasonal borrowings outstanding under our revolving credit agreement increased to $11.9 million. During 2001, the average borrowings under the revolver credit agreement had been $7.9 million. The weighted average interest rate on short-term bank borrowings in 2002 was 4.1 percent, having been 5.8 percent during 2001. Short-term market interest rates generally declined in 2002 as a result of actions taken by the Federal Reserve during the year, although this decline was in part offset by the increase in spreads over market charged by our bank. The net result was a 1.7 percent reduction in the average rate of interest that we incurred in 2002 for short-term borrowings.

During 2002, we engaged in several actions related to reorganization efforts to improve our profitability. One action in the first quarter resulted in the coordinated transfer of cutting operations from the U.S. to Mexico and a reduction in sewing operations in Nuevo Laredo, Mexico. This action resulted in the reduction of 354 positions in North America, at a cost of $727 thousand. Other actions in the third and fourth quarters were taken to restructure staff support of sales and operations, which impacted nine employees at a cost of $938 thousand. In the fourth quarter, we announced the decision to close the Goldsboro distribution center in early 2003, impacting 53 positions at a cost of $601 thousand, and to similarly close the Wales distribution center in early 2003, impacting 22 positions at a cost of $178 thousand. The closure of the Wales facility also resulted in recognition of $208 thousand in future lease obligation losses as well as $150 thousand in asset impairment charges. In addition, during the fourth quarter of 2002, we recognized $523 thousand in asset impairment charges in our Vesture subsidiary. The aggregate reorganization and asset impairment charges recognized in 2002 amounted to $3.4 million.

As a result, for fiscal 2002, we incurred a loss before income taxes of $17.9 million and a loss after income taxes of $11.9 million, or $1.23 per diluted share. During 2001, we earned a profit before income taxes of $1.7 million and $932 thousand after income taxes, or $0.10 per diluted share.

2001 Sales and Operations Compared with 2000

During 2001, net sales totaled $134.6 million, about 4.1 percent less than they were in 2000. Net sales for Barry Comfort North America increased slightly in 2001, to $116.9 million from $115.9 million in 2000. The increase in North America, although only 0.8 percent, came in an economic environment of recession, consumer concerns heightened by terrorist attacks, and a highly promotional retail atmosphere, resulting in a generally lackluster retail sales environment. We continued efforts to provide new styling of our soft washable footwear, with continued focus on fresh product, delivered complete and on-time to our customers. Sales of our products at retail did well, while retailers generally struggled through a difficult and very promotional holiday season. The mix within net sales was enriched slightly in 2001, to a mix that was slightly higher in our more profitable image brands, sold to traditional department stores and chains, and relatively fewer net sales to the lower priced mass merchandisers.

Net sales for Barry Comfort Europe decreased to $10.4 million in 2001, from $11.7 million in 2000. Substantially the entire decline in net sales came from the United Kingdom where sales decreased from 2000 to 2001 by $1.2 million. Net sales in France, at $10.3 million in 2001, were essentially flat with net sales of $10.4 million in 2000.

Net sales of Thermal products declined in 2001 to $7.3 million from $12.7 million in 2000. Much of the decrease relates to lower sales of our pizza delivery systems. In 2000, net sales had benefited from the sizable increase in the number of these units sold to Papa John's International, Inc. The sales volume in 2001 was less than that in 2000, representing the major portion of the decline.

Gross profit in 2001 increased to $50.6 million from $46.5 million in 2000. Gross profit as a percent of net sales also increased significantly in 2001 to 37.6 percent, from 33.2 percent, in 2000. Benefiting the increase in gross profit, both in dollars and as a percentage of net sales, were several factors:

- In 2000, as a result of an aggressive effort to lower our inventory levels, we sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit. This aggressive inventory liquidation successfully reduced inventories by about $8 million from 1999 to 2000, but at a significant cost in gross profit in 2000. In 2001, the levels and resulting net sales of obsolete and out-of-season inventory were much lower than in 2000, and thus there was no similar penalty to gross profit in 2001.

- As noted above, there was a slightly richer mix of products in 2001, which contributed to the overall increase in gross profit for the year.

- Manufacturing efficiencies in 2001 were much improved over 2000. The improvement in manufacturing efficiencies was in part due to activities from 2000, which did not recur in 2001. Early in 2000, the startup of a new factory in the Dominican Republic required a longer than anticipated time to bring operations up to normal efficiency standards. As a consequence, we incurred manufacturing variances from inefficient operations. Moreover, with the reduction of inventory by $8 million during 2000, we required that less product be manufactured throughout 2000. Lower production requirements generally added to the manufacturing variances. Manufacturing efficiencies in 2001 were greatly improved over 2000.

Selling, general and administrative expenses declined slightly in 2001 at $48.8 million compared with $49.2 million in 2000.

Net interest expense declined in 2001 to $1.1 million from $1.8 million in 2000. During 2001, the daily average seasonal borrowings outstanding under the revolving credit agreement decreased to $7.9 million from $11.5 million in 2000, a decrease of 31 percent in average bank borrowings. In addition, the weighted average interest rate on short-term bank borrowings in 2001 decreased to 5.8 percent from 8.2 percent in 2000. The improved operating results in 2001, greatly contributed to the decrease in average borrowings in 2001. Short-term market interest rates generally declined significantly in 2001, by nearly 4.75 percent throughout the year. Part of this decrease was offset by the increase in spreads over market charged by our bank. The net result was a reduction in the average rate of interest, by about 2.4 percent, that we incurred in 2001 for borrowings to provide short-term operating capital.

For fiscal 2001, we earned $1.7 million before income taxes and $932 thousand after income taxes, or $0.10 per diluted share. In 2000, we incurred a loss of $232 thousand before income taxes, this after including restructuring charges and after including approximately $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement. As our operations outside the United States were profitable in 2000, we incurred foreign taxes of $407 thousand, plus we incurred taxes in a number of states where we operate. Consequently, in 2000, the net loss after income taxes amounted to $806 thousand, or $0.09 per share.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report to Shareholders, other than statements of historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon our current plans and strategies, and reflect our current assessment of the risks and uncertainties related to our business. In addition to the risks and uncertainties noted in this Annual Report, there are factors that could cause results to differ materially from those anticipated by some of the statements made. These factors include product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of direct sourcing by customers of competitive products from alternative suppliers; the effect of pricing pressures from retailers; the loss of significant customers in connection with mergers, acquisitions, bankruptcies or other circumstances; inherent risks of international development, including foreign currency risks, economic, regulatory and cultural difficulties or delays in our business development outside the United States; our ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; the availability and costs of financing; capacity, efficiency, and supply constraints; weather; the effects of terrorist acts, and governments' responses to terrorist acts, on business activities and customer orders; acts of war; and other risks detailed in our press releases, shareholder communications, and Securities and Exchange Commission filings. Actual events effecting us and the impact of such events on our operations may vary significantly from those currently anticipated.

CONSOLIDATED BALANCE SHEETS

R.G. Barry Corporation and Subsidiaries

	December 28, 2002	December 29, 2001
	(in thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,881	$12,258
Accounts receivable:		
Trade (less allowance for doubtful receivables, returns and promotions of $20,264 and $17,619, respectively)	9,506	15,004
Other	1,619	1,428
Inventory	32,894	35,642
Recoverable income taxes	4,934	—
Deferred income taxes	3,635	2,896
Prepaid expenses	1,599	2,448
Total current assets	61,068	69,676
Property, plant and equipment, at cost	39,176	40,066
Less accumulated depreciation and amortization	28,266	29,149
Net property, plant and equipment	10,910	10,917
Deferred income taxes	5,824	2,971
Goodwill, net of accumulated amortization	2,374	2,002
Other assets	7,462	3,046
	$87,638	$88,612
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	$ 3,650	$ 2,432
Accounts payable	10,474	7,628
Accrued expenses	6,017	4,411
Total current liabilities	20,141	14,471
Accrued retirement cost, excluding current liability	12,446	6,665
Long-term debt, excluding current installments	5,760	5,162
Other	1,742	1,593
Total liabilities	40,089	27,891
Minority interest	361	336
Shareholders' equity:		
Preferred shares, $1 par value per share. Authorized 3,775 Class A shares, 225 Series I Junior Participating Class A shares, and 1,000 Class B shares; none issued	—	—
Common shares, $1 par value per share. Authorized 22,500 shares; issued and outstanding 9,806 and 9,376 shares (excluding treasury shares of 933 and 979)	9,806	9,376
Additional capital in excess of par value	12,791	12,093
Deferred compensation	(200)	(331)
Accumulated other comprehensive loss	(3,071)	(495)
Retained earnings	27,862	39,742
Net shareholders' equity	47,188	60,385
Commitments and contingencies	—	—
	$87,638	$88,612

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries

	2002	2001	2000
	(in thousands, except per share data)		
Net sales	**$122,570**	$134,621	$140,339
Cost of sales	**82,797**	83,972	93,816
Gross profit	**39,773**	50,649	46,523
Selling, general and administrative expenses	**53,629**	48,798	49,225
Restructuring and asset impairment charges (adjustments)	**3,359**	(118)	1,921
Operating income (loss)	**(17,215)**	1,969	(4,623)
Proceeds from litigation, net of expenses incurred	**—**	—	4,476
Other income	**800**	800	1,717
Interest expense, net of interest income of $40, $242 and $240, respectively	**(1,489)**	(1,079)	(1,802)
Earnings (loss) before income taxes	**(17,904)**	1,690	(232)
Income tax (expense) benefit	**6,049**	(716)	(522)
Minority interest, net of tax	**(25)**	(42)	(52)
Net earnings (loss)	**$(11,880)**	$ 932	$ (806)
Earnings (loss) per common share:			
Basic	**$ (1.23)**	$ 0.10	$ (0.09)
Diluted	**$ (1.23)**	$ 0.10	$ (0.09)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

R.G. Barry Corporation and Subsidiaries

	Common shares	Additional capital in excess of par value	Deferred compensation	Accumulated other comprehensive income (loss)	Retained earnings	Net shareholders' equity
			(in thousands)			
Balance at January 1, 2000	$9,349	$12,050	$(539)	$ (92)	$39,616	$60,384
Comprehensive income (loss):						
Net loss	—	—	—	—	(806)	(806)
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	(180)	—	(180)
Pension liability adjustment	—	—	—	(65)	—	(65)
Total comprehensive loss	—	—	—	—	—	(1,051)
Deferred compensation	22	19	(41)	—	—	—
Amortization of deferred compensation	—	—	119	—	—	119
Balance at December 30, 2000	9,371	12,069	(461)	(337)	38,810	59,452
Comprehensive income (loss):						
Net earnings	—	—	—	—	932	932
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	(161)	—	(161)
Pension liability adjustment	—	—	—	3	—	3
Total comprehensive income	—	—	—	—	—	774
Amortization of deferred compensation	—	—	130	—	—	130
Stock options exercised and warrants issued	5	24	—	—	—	29
Balance at December 29, 2001	**9,376**	**12,093**	**(331)**	**(495)**	**39,742**	**60,385**
Comprehensive income (loss):						
Net loss	**—**	**—**	**—**	**—**	**(11,880)**	**(11,880)**
Other comprehensive income (loss):						
Foreign currency translation adjustment	**—**	**—**	**—**	**559**	**—**	**559**
Pension liability adjustment, net of ($1,878) deferred income taxes	**—**	**—**	**—**	**(3,135)**	**—**	**(3,135)**
Total comprehensive loss	**—**	**—**	**—**	**—**	**—**	**(14,456)**
Amortization of deferred compensation	**—**	**—**	**131**	**—**	**—**	**131**
Stock options exercised and warrants issued	**430**	**698**	**—**	**—**	**—**	**1,128**
Balance at December 28, 2002	**$9,806**	**$12,791**	**$(200)**	**$(3,071)**	**$27,862**	**$47,188**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

R.G. Barry Corporation and Subsidiaries

	2002	2001 (in thousands)	2000
Cash flows from operating activities:			
Net earnings (loss)	**$(11,880)**	$ 932	$ (806)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization of property, plant and equipment	**1,935**	1,847	2,109
Amortization of goodwill	**—**	136	136
Deferred income tax expense (benefit)	**(1,714)**	42	2,711
Loss on disposal of property, plant and equipment	**568**	135	998
Impairment loss on trademarks/patents	**226**	—	—
Amortization of deferred compensation	**131**	130	119
Minority interest, net of tax	**25**	42	52
Changes in:			
Accounts receivable	**5,440**	5,107	(11,985)
Inventory	**3,027**	(2,930)	8,095
Recoverable income taxes	**(4,934)**	—	—
Prepaid expenses, and other assets	**(3,803)**	2,860	(1,283)
Accounts payable	**2,688**	1,500	(2,131)
Accrued expenses	**1,576**	(1,668)	(458)
Accrued retirement cost, net	**768**	690	921
Other liabilities	**149**	402	(58)
Net cash provided (used) by operating activities	**(5,798)**	9,225	(1,580)
Cash flows from investing activities:			
Additions to property, plant and equipment	**(2,405)**	(1,194)	(653)
Proceeds from disposal of property, plant and equipment	**8**	13	8
Net cash used in investing activities	**(2,397)**	(1,181)	(645)
Cash flows from financing activities:			
Repayment of long-term debt, net of additional debt	**1,676**	(2,671)	(934)
Proceeds from shares issued	**1,128**	29	—
Net cash provided by (used in) financing activities	**2,804**	(2,642)	(934)
Effect of exchange rates on cash	**14**	(74)	83
Net increase (decrease) in cash	**(5,377)**	5,328	(3,076)
Cash and cash equivalents at beginning of year	**12,258**	6,930	10,006
Cash and cash equivalents at end of year	**$ 6,881**	$12,258	$ 6,930
Supplemental cash flow disclosures:			
Interest paid	**$ 1,223**	$ 1,425	$ 2,124
Income taxes paid (recovered)	**$723**	$(3,113)	$ 413

See accompanying notes to consolidated financial statements.

(Dollar amounts in thousands, except for per share data)

(1) Summary of Significant Accounting Policies

a) Operations

R. G. Barry Corporation (the "Company") is a United States based multinational corporation. The Company's principal line of business is the production and distribution of comfort products for at- and around-the-home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores.

The Company maintained branch sales and distribution center activities in Europe (see Note 19) as well as an 80% ownership interest in a French company, Escapade SARL and its Fargeot et Cie subsidiary (collectively, "Fargeot") in France. The Fargeot subsidiary was purchased in 1999 and the underlying purchase agreement includes put and call options for the purchase of the remaining 20% of the Fargeot shares. The minority interest owner may put his shares to the Company for a period of five years after July 22, 2004 at a price determined by the purchase agreement. Similarly, the Company may exercise call options on the minority interest shares through July 22, 2009 on the same basis.

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% in Fargeot is presented on an after-tax basis in the Company's financial statements.

The Company maintains its accounts on a 52–53 week fiscal year ending on the Saturday nearest December 31.

c) Cash Equivalents

Investments with maturities of three months or less at the date of acquisition are considered cash equivalents. These investments consisted of short-term money market funds with balances of $8,423 for 2001 and no similar investments at the end of 2002.

d) Inventory

Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis (see Note 2).

e) Depreciation and Amortization

Depreciation and amortization have been provided substantially using the straight-line method over the estimated useful lives of the assets.

f) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is now governed by Statement of Financial Accounting Standard No. 142. SFAS 142 mandated the discontinuance of goodwill amortization effective with the 2002 year and requires an annual evaluation of goodwill to determine and recognize what, if any, impairment of goodwill should be recorded. Such an initial and annual evaluation of goodwill has been made with no impairment adjustment required for the 2002 year. The annual evaluation for impairment is done in the 2nd quarter of each year and is updated in the event of any major events or changes should they occur later in the year. Goodwill amortization expense was recognized for $136 in each of the 2001 and 2000 years.

g) Trademarks and Patents

The Company incurs costs in obtaining and perfecting trademarks and patents related to the Company's products and production related processes. These costs are generally amortized over a period subsequent to acquisition not to exceed 5 years and are evaluated for impairment on an annual basis as required by SFAS 142. Beyond annual amortization expense, the Company recognized an impairment loss on thermal related trademarks and patents of $226 for the year-end December 28, 2002.

h) Revenue Recognition

The Company recognizes revenue when the goods are shipped to customers with adequate allowance made for anticipated sales returns. The Company bases its allowance for sales returns on current and historical experience.

i) Product Warranties

The Company's thermal product subsidiary provides extended product warranties on certain thermal products sold in commercial business channels. These extended product warranties provide coverage over a range from 12 to 18 months. The Company's accounting policy is to accrue for the estimated future warranty costs on these selected products at the time of sale. The Company monitors the warranty estimates against subsequent product performance for any adjustment required to the estimated future warranty cost.

(Dollar amounts in thousands, except for per share data)

j) **Advertising and Promotion**
The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the years ended December 28, 2002, December 29, 2001, and December 30, 2000, advertising and promotion expenses of $3,774, $4,394, and $2,709, respectively, are included in selling, general and administrative expenses in the consolidated statements of operations as required by accounting principles generally accepted (GAAP) in the United States.

k) **Income Taxes**
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income or with any applicable net operating loss carryforward period thereafter during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred items, projected future taxable income, and tax planning strategies in making this assessment.

Based on the level of adjusted historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management has established a valuation allowance for deferred taxes as of December 28, 2002 for $450, and $0 was provided as an allowance as of December 29, 2001. The realizability of deferred tax assets, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced.

l) **Per-Share Information**
The computation of basic earnings (loss) per common share for 2002, 2001, and 2000 is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share for 2002, 2001, and 2000 includes those weighted average common shares as well as, when their effect is dilutive, potential common shares consisting of certain shares subject to stock options and the stock purchase plan. Diluted loss per common share for 2002 and 2000 does not include the impact of potential common shares due to their antidilutive effect.

m) **Comprehensive Income**
Comprehensive income (loss) consists of net income, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity.

n) **Translation of Foreign Currency Financial Statements**
Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during the period.

o) **Stock-Based Compensation**
The Company follows the intrinsic value method set forth in APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and provides pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see Note 10). Warrants issued to non-employees for services rendered are accounted for at fair value at the time of grant.

p) **Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

q) **Fair Value of Financial Instruments**
Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses as reported in the financial statements approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in Note 5.

(Dollar amounts in thousands, except for per share data)

r) **Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of**
The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement requires that long-lived assets held for disposal are measured at the lower of book value or fair market value less costs of disposal. In addition, this Standard enlarges the scope of discontinued operations to include all operations of an entity with operations that can be separated from the rest of the business and that will be eliminated in a disposal transaction.

s) **Allowances granted to Resellers**
In April 2001, the Emerging Issues Task Force (EITF) reached a consensus on issues 2 and 3 within *EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* EITF 00-25 addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense. EITF 00-25 is effective in 2002 and upon adoption prior periods presented for comparative purposes are reclassified. Upon adoption in 2002, this resulted in a reduction of Company's net sales and corresponding decrease in advertising and promotional expenses formerly included in selling, general and administrative expenses of approximately $13,195, $9,500, and $9,096 for the fiscal years 2002, 2001, and 2000, respectively.

t) **Duty Acceleration Costs Recognition**
Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until the scheduled elimination on January 1, 2008. With the assistance of two firms, the Company was successful in accelerating the elimination of these duties. With the successful conclusion of this pursuit, the Company agreed to pay an aggregate of about $6.2 million, most of which is payable in quarterly installments through 2005.

The discounted cost associated with these future payments is $5,291 and is being recognized through cost of sales proportionately over the years 2002 to 2007 based on the estimated benefit of duty elimination on Company product as produced and projected to be produced in Mexico over this six year time frame. In 2002, $873 of these costs have been recognized within cost of sales. The remaining amounts of $4,418 are included in the balance sheet in Other assets. This asset classification is consistent with projected realization of the duty elimination benefits and expected recognition of those costs over the remaining years through 2007.

(2) Inventory

Inventory by category for the Company consists of the following:

	December 28, 2002	December 29, 2001
Raw materials	**$ 6,981**	$ 8,203
Work in process	**1,462**	1,820
Finished goods	**24,451**	25,619
Total inventory	**$32,894**	$35,642

(3) Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 28, 2002	December 29, 2001	Estimated life in years
Land and improvements	**$ 508**	$ 506	8-15
Buildings and improvements	**6,008**	5,912	40-50
Machinery and equipment	**24,670**	25,673	3-10
Leasehold improvements	**7,700**	7,701	5-20
Construction in progress	**290**	274	
	$39,176	$40,066	

R.G. Barry Corporation and Subsidiaries (continued)

(Dollar amounts in thousands, except for per share data)

(4) Intangible Trademark/Patent Assets

These assets include the following:

	December 28, 2002	December 29, 2001
Trademarks and patents, gross	$527	$589
Less: accumulated amortization	187	174
Trademarks and patents, net	$340	$415

Trademark/patent expense has been recognized of $118 in 2002, $174 in 2001, and $312 in 2000 and is included within selling, general, and administrative expenses. In addition, the Company recognized an impairment loss of $226 on thermal related trademarks and patents in 2002. Based on the Company's methods, remaining net Trademark/Patent cost would be expected to be recognized into expense on a straight-line basis over the next 5 years. This expense recognition would accelerate should circumstances change and an impairment be determined for trademarks or patents with remaining value.

(5) Long-term Debt and Restrictions

Long-term debt consists of the following:

	December 28, 2002	December 29, 2001
9.7% note, due July 2004	$4,285	$6,428
Subordinated obligation	3,966	—
Other notes	1,159	1,166
	9,410	7,594
Less current installments	3,650	2,432
Long-term debt, excluding current installments	$5,760	$5,162

The aggregate minimum principal maturities of the long-term debt for each of the next five fiscal years following December 28, 2002 are as follows:

2003	$3,650
2004	3,906
2005	1,614
2006	196
2007	44
	$9,410

The 9.7% note, issued in July 1994, requires semiannual interest payments and annual principal repayments of $2,143, which commenced in 1998 and end in 2004.

Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until the scheduled elimination on January 1, 2008. With the assistance of two firms, the Company was successful in accelerating the elimination of these duties. As a part of this pursuit, the Company agreed to pay an aggregate of about $6.2 million, most of which is payable in quarterly installments through December 2005. Reflected in current installments and long-term debt is $3,966, which represents the present value, discounted at 8%, of the remaining quarterly installments. The quarterly obligations due are subordinated to the obligations under the 9.7% note and obligations under the Revolver.

The other notes, issued in January 2000, require quarterly interest and principal payments which commenced in 2000 and end in 2007. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at year-end 2002 the interest rate on these notes was 5.5%. The carrying value of other notes approximates fair value based on current rates with comparable maturities.

The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the 9.7% note was approximately $4,500 and $6,750 at December 28, 2002 and December 29, 2001, respectively.

On December 27, 2002, the Company terminated its previous unsecured revolving credit agreement, and entered into a new $32.0 million Revolving Credit Agreement ("Revolver") with its principal bank to refinance the revolving credit agreement between the Company and the bank dated March 12, 2001, as amended. As part of the Revolver, the Company also executed and delivered a

(Dollar amounts in thousands, except for per share data)

Security Agreement ("Security Agreement") to the bank, as collateral agent for itself and the 9.7% noteholder, pursuant to which the Company granted a security interest in all of its personal property assets to secure its obligations (a) to the bank, including those obligations under the Revolver and (b) under the 9.7% note, as amended. In conjunction with the execution of the Revolver and Security Agreement, the Company also entered into a Conditional Consent Agreement dated as of December 27, 2002 with the 9.7% noteholder, which permitted granting the security interests under the Security Agreement.

The Revolver is a three year $32.0 million commitment from the bank that extends through April 30, 2006. The Revolver contains certain periodic monthly commitment limitations ranging from $3 million in January, $12 million from February through April, $32 million per month for May through October, and $27 million from November through December. The Revolver also contains various covenants, including financial covenants that require the Company to maintain minimum consolidated tangible net worth, quarterly EBITDA (earnings before interest, taxes, depreciation and amortization) maintenance requirements through the end of fiscal 2003, minimum coverage of interest expense beginning at the end of the first quarter in fiscal 2004, and certain cash flow leverage ratios beginning at the end of fiscal 2003. The Revolver requires that the Company be completely out of the Revolver for any 15 consecutive day period during 2003 and any 30 consecutive day period during 2004 and 2005. The Company is in compliance with all the covenants of its debt agreements.

(6) Lease Commitments

The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 28, 2002 are as follows.

2003	$ 4,256
2004	3,372
2005	2,210
2006	1,871
2007	1,555
2008–2011	3,597
	$16,861

Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 2002, 2001, and 2000, amounted to $6,520, $5,616, and $6,056, respectively.

(7) Income Taxes

Income tax expense (benefit) consists of:

	2002	2001	2000
Current expense (benefit):			
Federal	$(4,933)	$105	$(2,847)
Foreign	482	397	433
State	116	172	225
	(4,335)	674	(2,189)
Deferred expense (benefit)	(1,714)	42	2,711
	$(6,049)	$716	$ 522

In addition to the 2002 year deferred income tax benefit of $1,714, certain deferred income tax benefits of $1,878 were allocated directly to shareholders' equity.

The differences between income taxes computed by applying the statutory federal income tax rate (34% in 2002, 2001 and 2000) and income tax expense (benefit) in the consolidated financial statements are:

	2002	2001	2000
Computed "expected" tax expense (benefit)	$(6,087)	$575	$(79)
State income taxes, net of federal income tax benefit	27	93	149
Foreign income tax rate differences	18	138	407
Other, net	(7)	(90)	45
	$(6,049)	$716	$522

(Dollar amounts in thousands, except for per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 28, 2002	December 29, 2001
Deferred tax assets:		
Accounts receivable	$1,050	$ 944
Inventories	1,914	1,069
Package design costs	260	262
Certain accounting accruals, including such items as self-insurance costs, vacation costs, and others	1,762	684
Accrued pension costs	2,694	3,042
Pension liability adjustments	1,878	—
State net operating loss carryforward	619	234
Property, plant and equipment	94	—
Total gross deferred tax assets	10,271	6,235
Less valuation allowance	(450)	—
Total deferred tax assets	9,821	6,235
Deferred tax liabilities:		
Royalties	—	238
Foreign deferred items, net	362	—
Property, plant and equipment	—	130
Total deferred tax liabilities	362	368
Net deferred tax assets	$9,459	$5,867

The Company believes the existing net deductible temporary differences will reverse during future periods in which the Company generates net taxable earnings. The Company considers 2002 to be an unusual year since throughout the Company's history it has regularly been profitable. The Company was in the second year of a three-year plan to change from a company that solely manufactures its product internally to include a substantial portion of outsourced product and expects to continue profitable operations in upcoming years. Further, the Company believes it has available certain tax planning strategies that could be implemented, if necessary, to supplement future taxable earnings from operations. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the future benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowances at December 28, 2002 predominantly represent allowances against state net operating losses which may not result in future tax benefits.

Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. At the end of the 2002 year, there were approximately $544 of such cumulative earnings in the Fargeot subsidiary.

(8) Accrued Expenses

Accrued expenses consist of the following:

	December 28, 2002	December 29, 2001
Salaries and wages	$ 593	$1,299
Income taxes	463	710
Non-income taxes	1,524	989
Restructuring costs	1,738	346
All other areas	1,699	1,067
	$6,017	$4,411

(Dollar amounts in thousands, except for per share data)

9) Employee Retirement Plans

The Company and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan (ARP). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA).

The funded status of the ARP and the accrued retirement costs (measured on September 30, 2002 and 2001) as recognized at December 28, 2002 and December 29, 2001 were:

	2002	2001
Change in benefit obligation:		
Benefit obligation at the beginning of the year	**$26,037**	$25,706
Service cost	**781**	762
Interest cost	**1,841**	1,895
Actuarial (gain) loss	**2,060**	(1,004)
Benefits paid	**(1,726)**	(1,322)
Benefit obligation at the end of the year	**28,993**	26,037
Change in plan assets:		
Fair value of plan assets at the beginning of the year	**23,625**	23,540
Actual return on plan assets	**(2,536)**	1,733
Expenses	**(290)**	(326)
Benefits paid	**(1,726)**	(1,322)
Fair value of plan assets at the end of the year	**19,073**	23,625
Funded status	**(9,920)**	(2,412)
Unrecognized actuarial loss	**7,173**	63
Unrecognized prior service cost	**226**	250
Net amount recognized in the consolidated balance sheets	**(2,521)**	(2,099)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued retirement costs, classified all as non-current accrued retirement costs	**(7,822)**	(2,099)
Intangible asset	**226**	—
Accumulated other comprehensive income	**5,075**	—
Net amount recognized	**$(2,521)**	$(2,099)

The Company also has a Supplemental Retirement Plan (SRP) for certain officers and other key employees of the Company as designated by the Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients' final average monthly compensation, reduced by a certain percentage of their social security benefits.

(Dollar amounts in thousands, except for per share data)

The funded status of the SRP and the accrued retirement cost (measured on September 30, 2002 and 2001) recognized at December 28, 2002 and December 29, 2001 are:

	2001	2001
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 4,582	$ 4,522
Service cost	63	54
Interest cost	326	335
Amendments	—	—
Actuarial (gain)/loss	30	(187)
Benefits paid	(179)	(142)
Benefit obligation at the end of the year	4,822	4,582
Change in plan assets:		
Fair value of plan assets at the beginning of the year	—	—
Employer contributions	179	142
Benefits paid	(179)	(142)
Fair value of plan assets at the end of the year	—	—
Funded status	(4,822)	(4,582)
Contribution during the fourth quarter	48	39
Unrecognized actuarial (gain)	(404)	(449)
Unrecognized prior service cost	418	526
Net amount recognized in the consolidated balance sheets	(4,760)	(4,466)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued retirement cost, including current liability of $194 and $156, respectively	(4,818)	(4,722)
Intangible asset	58	194
Accumulated other comprehensive income	—	62
Net amount recognized	$(4,760)	$(4,466)

The components of net periodic benefit cost for the retirement plans were:

	2002	2001	2000
Service cost	$ 844	$ 816	$ 884
Interest cost	2,166	2,230	2,051
Expected return on plan assets	(2,223)	(2,173)	(2,029)
Net amortization	108	73	113
	$ 895	$ 946	$ 1,019

Weighted average assumptions as of December 28, 2002 and December 29, 2001 were:

	December 28, 2002	December 29, 2001
Discount rate	6.60%	7.25%
Rate of compensation increase	4.50%	5.00%
Expected return on plan assets	9.00%	9.25%

The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to this plan. The Company's contribution in cash to the 401(k) plan for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 was $244, $241, and $254, respectively.

(Dollar amounts in thousands, except for per share data)

(10) Shareholders' Equity

The Company has various stock option plans, which have granted incentive stock options (ISOs) and nonqualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

	ISO number of shares	Non-qualified number of shares	Weighted-average exercise price
Outstanding at January 1, 2000	956,400	360,400	$ 9.85
Granted	196,900	63,100	3.23
Exercised	—	—	—
Expired/Cancelled	(633,700)	(89,800)	9.68
Outstanding at December 30, 2000	519,600	333,700	7.90
Granted	428,600	258,800	4.26
Exercised	(3,200)	—	2.21
Expired/Cancelled	(125,300)	(6,300)	8.88
Outstanding at December 29, 2001	819,700	586,200	6.04
Granted	265,300	30,700	5.74
Exercised	(188,700)	(21,300)	2.70
Expired/Cancelled	(30,200)	(150,000)	6.39
Outstanding at December 28, 2002	866,100	445,600	$ 6.46
Options exercisable at December 28, 2002	241,300	344,000	

During December 2000, the Company offered all stock option holders, excluding its Chief Executive Officer, with an option price greater than $5 per share, the opportunity to participate in an option exchange program. The program permitted the option holder to tender options for cancellation prior to the end of 2000. The Company agreed to reissue to the option holder one-half of the number of option shares tendered, contingent upon continued employment, after the passage of six months and one day. The options, granted in June 2001, were granted at $4.60 per share, the then current fair market value. Approximately 557,000 shares were tendered under the program, by 68 associates.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 12/28/02	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable at 12/28/02	Weighted-average exercise price
$ 5.00 and under	605,300	7.8	$ 4.01	184,200	$ 3.58
5.01 – 10.00	530,300	6.0	$ 6.90	226,400	$ 8.26
10.01 – 15.00	169,400	4.5	$13.42	168,000	$13.40
15.01 and over	6,700	0.4	$16.43	6,700	$16.43
	1,311,700			585,300	

At December 28, 2002, the remaining number of ISO and nonqualified shares available for grant was 414,000.

At December 28, 2002, December 29, 2001, and December 30, 2000, the options outstanding under these plans were held by 85, 89, and 73, employees, respectively, and had expiration dates ranging from 2003 to 2012.

Stock appreciation rights may be issued subject to certain limitations. There were no rights outstanding at December 28, 2002, December 29, 2001, and December 30, 2000.

(Dollar amounts in thousands, except for per share data)

Had the Company elected to determine compensation cost based on the fair value at the grant date, as alternatively permitted under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net earnings (loss):			
As reported	$(11,880)	$932	$ (806)
Pro forma	(12,961)	279	(1,400)
Earnings (loss) per share (diluted):			
As reported	(1.23)	.10	(.09)
Pro forma	(1.29)	.03	(.15)

Using the Black-Scholes option pricing model, the per-share, weighted-average fair value of stock options granted during 2002, 2001, and 2000, was $3.07, $2.14, and $1.10, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 28, 2002 and December 29, 2001 were:

	December 28, 2002	December 29, 2001
Expected dividend yield	0%	0%
Expected volatility	50%	50%
Risk-free interest rate	5.00%	5.00%
Expected life — ISO grants	6 years	6 years
Expected life — nonqualified grants	8 years	8 years

The Company has an employee stock purchase plan in which approximately 800 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at 85% of the lower of the fair market value on their enrollment date or at the end of each two-year plan term.

	Shares subscribed
Balance at December 30, 2000	238,700
Subscriptions	5,800
Purchases	—
Expired	(48,400)
Balance at December 29, 2001	196,100
Subscriptions	—
Purchases	195,700
Expired	(400)
Balance at December 28, 2002	0

(Dollar amounts in thousands, except for per share data)

(11) Earnings per Share

Earnings(loss) per share for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 were as follows:

	December 28, 2002		
	Earnings (numerator)	**Shares (denominator)**	**Per-share amount**
Basic and diluted EPS —			
Net earnings (loss) allocable to common shareholders	$(11,880)	9,641	$(1.23)

No options to purchase were included in the computation of diluted earnings per share because of the Company's loss for 2002.

	December 29, 2001		
	Earnings (numerator)	Shares (denominator)	Per-share amount
Basic EPS —			
Net earnings allocable to common shareholders	$ 932	9,379	$ .10
Effect of dilutive securities —			
Stock options	—	198	—
Diluted EPS —			
Net earnings allocable to common shareholders including assumed conversions	932	9,577	.10

Options to purchase 1,215,000 common shares at prices up to $16.78 were outstanding in 2001 but were not included in the computation of diluted earnings per share because based on the Company share price at December 29, 2001, the effect would be anti-dilutive.

	December 30, 2000		
	Loss (numerator)	Shares (denominator)	Per-share amount
Basic and diluted EPS —			
Net loss allocable to common shareholders	$ (806)	9,399	$ (.09)

No options to purchase common shares outstanding in 2000 were included in the computation of diluted earnings per share because of the Company's loss in 2000.

(12) Preferred Share Purchase Rights

In February 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right ("Right") for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar Rights issued in 1988 which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series Junior I Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the common shares. The Rights will separate from the common shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire 20% or more of the Company's outstanding common shares ("Share Acquisition Date") or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes the beneficial owner of more than 20% of the then outstanding common shares, each holder of a Right will be entitled to purchase, upon exercise of the Right, common shares having a market value two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

(Dollar amounts in thousands, except for per share data)

The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by the Company at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares, should they become authorized for issuance by action of the Board of Directors, are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of these shares have been issued.

(13) Related-party Obligation

The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the chief executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such common shares, the Company has purchased a $5 million life insurance policy on the chief executive with a cash surrender value of $1.7 million at December 28, 2002 and December 29, 2001, which is included in other assets in the accompanying consolidated balance sheets. In addition, for a period of 24 months following the chief executive's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the chief executive at the time of his death if his estate elects to sell such common shares. The Company would have the right to purchase such common shares on the same terms and conditions as the estate proposes to sell such common shares.

(14) Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

The Company manufactures and markets comfort footwear for at- and-around-the-home and supplies thermal retention technology products. The Company considers its "Barry Comfort" at- and-around-the-home comfort footwear group in North America and Europe, and the thermal retention technology products group, "Thermal", as its three operating segments.

The accounting policies of the operating segments are substantially similar to those described in Note 1, except that the disaggregated financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items from these management reports have not been allocated among operating segments. Some of the more significant items include: (a) costs of certain administrative functions, (b) current and deferred income tax expense (benefit) and deferred tax assets (liabilities), and (c) in some years, certain operating provisions.

(Dollar amounts in thousands, except for per share data)

Revenues, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company's operating unit.

Revenues

	2002	2001	2000
United States/North America	**$112,742**	$124,206	$128,647
France	**9,786**	10,345	10,406
United Kingdom	**42**	70	1,286
	$122,570	$134,621	$140,339

Net Property, Plant and Equipment

	2002	2001
United States	**$5,240**	$ 6,797
Mexico	**5,052**	3,383
Other	**618**	737
	$10,910	$ 10,917

Revenues by Product Line

	2002	2001	2000
At- and around-the-home comfort footwear	**$118,559**	$127,304	$127,632
Thermal retention technology products	**4,011**	7,317	12,707
	$122,570	$134,621	$140,339

In 2002, one Barry Comfort customer accounted for approximately 26% and a second Barry Comfort customer accounted for approximately 11% of the Company's net sales. In 2001, one Barry Comfort customer accounted for approximately 22% and a second Barry Comfort customer accounted for approximately 10% of the Company's net sales. In 2000, one Barry Comfort customer accounted for approximately 21% of the Company's net sales.

Other Segment Information

	Barry Comfort				
December 28, 2002	**North America**	**Europe**	**Thermal**	**Inter-Segment Eliminations**	**Total**
Net sales	**$108,731**	**$9,828**	**$4,011**	**$ —**	**$122,570**
Depreciation and amortization	**1,570**	**209**	**156**	**—**	**1,935**
Interest income	**183**	**—**	**—**	**(143)**	**40**
Interest expense	**1,450**	**79**	**143**	**(143)**	**1,529**
Restructuring charges	**2,300**	**536**	**523**	**—**	**3,359**
Pre tax earnings (loss)	**(9,744)**	**(2,313)**	**(5,847)**	**—**	**(17,904)**
Additions to property, plant and equipment	**2,226**	**147**	**32**	**—**	**2,405**
Total assets devoted	**$ 87,830**	**$6,115**	**$1,531**	**$(7,838)**	**$87,638**

(Dollar amounts in thousands, except for per share data)

December 29, 2001	Barry Comfort North America	Barry Comfort Europe	Thermal	Inter-Segment Eliminations	Total
Net sales	$116,889	$10,415	$ 7,317	$ —	$ 134,621
Depreciation and amortization	1,453	221	173	—	1,847
Interest income	265	—	—	(23)	242
Interest expense	1,253	68	(23)	23	1,321
Restructuring (net adjustment)	(118)	—	—	—	(118)
Pre tax earnings (loss)	4,616	(1,239)	(1,687)	—	1,690
Additions to property, plant and equipment	990	196	8	—	1,194
Total assets devoted	$ 81,811	$ 7,142	$ 5,027	$ (5,368)	$ 88,612

Decmeber 30, 2000	Barry Comfort North America	Barry Comfort Europe	Thermal	Inter-Segment Eliminations	Total
Net sales	$115,940	$11,692	$12,707	$ —	$ 140,339
Depreciation and amortization	1,650	249	210	—	2,109
Interest income	331	—	44	(135)	240
Interest expense	1,972	70	135	(135)	2,042
Restructuring charges	1,886	—	35	—	1,921
Litigation proceeds, net of expense incurred	—	—	4,476	—	4,476
Pre tax earnings (loss)	(4,440)	(1,498)	5,706	—	(232)
Additions to property, plant and equipment	400	201	52	—	653
Total assets devoted	$ 76,041	$ 8,930	$ 4,711	$ (133)	$ 89,549

(15) Restructuring and Asset Impairment Charges

During 2000, the Company announced additional actions to reduce costs and improve operating efficiencies. As a result of these actions, the Company recognized $1,921 in restructuring and asset impairment charges in fiscal year 2000. Actions in 2000 included: (i) closure in July 2000 of a distribution warehouse in San Antonio and transfer of its functions to a smaller facility in Laredo, Texas, (ii) closure in December 2000 of a manufacturing facility in the Dominican Republic; and (iii) various staff reduction actions taken in December 2000 in the administrative functions within the Company. The actions taken in fiscal year 2000 involved elimination of 225 positions. After an income tax benefit of $711, the fiscal year 2000 actions reduced earnings by $1,210 or $0.13 per share.

In 2001, the Company experienced favorable adjustments of approximately $420 related to settlement of lease cancellations of facilities and cutting equipment accrued during fiscal year 2000. In October 2001, the Company announced a decision to close the molding operations in Texas and relocate those activities to Nuevo Laredo, Mexico. The plan primarily includes a reduction of 70 employees and related severance costs of $172.

	Accruals December 30, 2000	Charges in 2001	Adjustments	Non-cash write-offs	Paid in 2001	Accruals December 29, 2001
Employee separations	$ 527	$172	$ 2	$—	$355	$346
Noncancelable leases	499	40	(422)	—	117	—
Total restructuring	1,026	212	(420)	—	472	346
Asset impairments	—	90	—	90	—	—
Total	$1,026	$302	$(420)	$90	$472	$346

After an income tax expense of $42, these fiscal year 2001 actions increased earnings by $76 or $.01 per share.

During the 2002 year, the Company engaged in several actions related to reorganization efforts to improve profitability. One action in the 1st quarter resulted in the coordinated transfer of cutting operations from the U.S. to Mexico and a reduction in sewing operations in Nuevo Laredo, Mexico. This action resulted in the reduction of 354 positions at a cost of $727. Other actions in the 3rd and 4th quarters were taken to restructure staff support of sales and operations, which impacted 9 employees at a cost of $938. In the 4th quarter, the Company announced the decision to close the Goldsboro distribution center in early 2003, (impacting 53

(Dollar amounts in thousands, except for per share data)

positions at a cost of $601) and to similarly close the Wales distribution center in early 2003 (impacting 22 positions at a cost of $178). The closure of the Wales facility also resulted in recognition of $208 in future lease obligation losses as well as $150 in asset impairment losses. At year-end 2002, the Company also determined an asset impairment loss for $523 on net fixed assets, trademarks, and patents associated with its Vesture subsidiary.

	Accruals December 29, 2001	Charges in 2002	Adjustments	Non-cash write-offs	Paid in 2002	Accruals December 28, 2002
Employee separations	$346	$2,444	$34	$ —	$1,294	$1,530
Noncancelable leases	—	208	—	—	—	208
Total restructuring	346	2,652	34	—	1,294	1,738
Asset impairments	—	673	—	673	—	—
Total	$346	$3,325	$34	$673	$1,294	$1,738

After an income tax benefit of $1,131, these fiscal year 2002 actions decreased earnings by $2,228 or approximately 23 cents per share.

(16) Product Warranties

Accruals and expenditures associated with the Company's warranties provided on key components in selected commercial market thermal products are recapped as follows:

	Accruals December 30, 2000	Net charges in 2001	Expenditures in 2001	Accruals December 29, 2001
Warranty accrual	$293	$453	$546	$200

	Accruals December 29, 2001	**Net charges in 2002**	**Expenditures in 2002**	**Accruals December 28, 2002**
Warranty accrual	**$200**	**$619**	**$491**	**$328**

(17) Litigation Settlement

During the first quarter of 2000, the Company settled its pending patent infringement litigation. As a part of the settlement the Company received a $5 million cash payment. The pretax gain, net of expenses incurred, recognized by the Company was approximately $4.5 million. In addition, the Company entered into a licensing arrangement for approximately $1 million for the future use of the Company's thermal technology.

(18) Contingent Liabilities

The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

In October 2001, the Company's Vesture subsidiary received a claim charging that its pizza delivery system infringed on two United States Patents. After receiving the charge of infringement, Vesture and counsel evaluated the Patents and reached the conclusion that the Patents were not infringed. The Company believes that the patent infringement allegations are without merit and intends to defend vigorously against them. However, the Company does not believe it is feasible to predict the outcome of the suit and the timing of the final resolution of claim is uncertain.

(19) Subsequent Event

Early in January 2003, the Company entered into a five-year licensing agreement for the marketing and distribution of slipper products with a British footwear and apparel firm. This distributor-type agreement allows the Company to continue to service the soft washable footwear market in defined areas of Europe (including the United Kingdom, France, and selected customers in specific other European countries) without maintaining the costly sales organization and warehousing and distribution operations operated since the mid-1990s. The Company will continue to maintain and operate its profitable Fargeot footwear operations in southern France.

INDEPENDENT AUDITOR'S REPORT

R.G. Barry Corporation and Subsidiaries

The Board of Directors and Shareholders
R.G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 28, 2003

DIRECTORS & OFFICERS

R.G. Barry Corporation and Subsidiaries

BOARD OF DIRECTORS

Gordon Zacks,
Chairman of the Board,
Chief Executive Officer, President,
R.G. Barry Corporation

Philip G. Barach,
Former Chairman of the Board,
U.S. Shoe Corporation

Christian Galvis,
Executive Vice President – Operations,
R.G. Barry Corporation

Harvey M. Krueger,
Vice Chairman,
Lehman Brothers Inc.
(investment bankers)

Roger E. Lautzenhiser,
Managing Partner – Cincinnati Office
Vorys, Sater, Seymour and Pease LLP
(attorneys at law)

Janice E. Page,
Former Senior Group Vice President,
Sears Roebuck and Co.

Edward M. Stan,
President,
Edward M. Stan and Associates
(importers)

Daniel D. Viren,
Senior Vice President – Finance,
Chief Financial Officer,
Secretary, Treasurer,
R.G. Barry Corporation

Harvey A. Weinberg,
Former Chairman of the Board,
Chief Executive Officer,
Hartmarx Corporation

AUDIT COMMITTEE

Harvey M. Krueger, Chairman
Philip G. Barach
Edward M. Stan
Harvey A. Weinberg

COMPENSATION COMMITTEE

Philip G. Barach, Chairman
Janice E. Page
Harvey A. Weinberg

NOMINATING & GOVERNANCE COMMITTEE

Edward M. Stan, Chairman
Harvey M. Krueger
Janice E. Page

CORPORATE OFFICERS

Gordon Zacks,
Chairman of the Board,
Chief Executive Officer, President

Tom Coughlin,
Executive Vice President –
Sales & Marketing

Christian Galvis,
Executive Vice President – Operations

Harry Miller,
Vice President – Human Resources

Don Van Steyn,
Vice President – Chief Information Officer

Daniel D. Viren,
Senior Vice President – Finance,
Chief Financial Officer,
Secretary, Treasurer

DIVISIONAL & SUBSIDIARY OFFICERS

R.G. BARRY CORPORATION

José G. Ibarra,
Vice President – Corporate Controller

Michael S. Krasnoff,
Vice President – Assistant Treasurer

BARRY COMFORT GROUP

Greg Ackard,
Vice President – Business Development
& Sales Planning

Catherine Bauer,
Vice President, Sales – International

John Black,
Vice President – Distribution

Tommy Bray,
Vice President – Product

Bob Dickey,
Regional Vice President
Image Brands Sales – West

Wendy Emery,
Vice President – Marketing

Howard Eisenberg,
Chairman Emeritus – Image Brands Sales

Glenn Evans,
Vice President – Design & Creative Services

James L. Faulkner,
Vice President – Liz Claiborne® Slippers

Tom Hollister,
Regional Vice President
Image Brands Sales – East

BARRY COMFORT GROUP, continued

Vivian Moser,
Vice President –
Materials & Production Planning

Joseph Petracca,
Senior Vice President – Sales

Dick Powell,
Vice President – Manufacturing

Michael Schatz,
Vice President – Sourcing

Ed Stoll,
Vice President – General Merchandise Manager

Matthew J. Sullivan,
Vice President – Supply Chain Integration

Raul Velez,
Vice President – Engineering

BARRY/EUROPE

Thierry Civetta,
President – Fargeot et Compagnie S.A.

Peter Quinn,
Chairman Emeritus – Barry Europe

VESTURE CORPORATION

Byron Owens,
Chairman

Wayne Baldwin,
Vice President – Sales

CORPORATE INFORMATION

R.G. Barry Corporation and Subsidiaries

GENERAL COUNSEL
Vorys, Sater, Seymour and Pease LLP,
Columbus, Ohio

AUDITORS
KPMG LLP,
Columbus, Ohio

REGISTRAR & TRANSFER AGENT
The Bank of New York,
New York, New York

COMMON STOCK

RGB
NYSE

Listed on New York Stock Exchange
Trading Symbol: RGB

Wall Street Journal Listing: BarryRG

CORPORATE LOCATIONS

CORPORATE OFFICES
13405 Yarmouth Road N.W.,
Pickerington, Ohio 43147
(614) 864-6400

Mailing Address:
P.O. Box 129
Columbus, Ohio 43216

ADMINISTRATIVE & SALES OFFICES
Asheboro, North Carolina
Hong Kong
Mexico City
New York City
San Antonio, Texas
Thiviers, France

MANUFACTURING PLANTS
Ciudad Acuña, Mexico
Nuevo Laredo, Mexico
Thiviers, France
Zacatecas, Mexico

DISTRIBUTION CENTERS
Laredo, Texas
Nuevo Laredo, Mexico
San Angelo, Texas

WEB SITE ADDRESSES
www.rgbarry.com
www.microcoretechnology.com

TRADEMARKS
The following are the principal trademarks of the Company registered with or registration applied for with the United States Department of Commerce and Trademark Office or with the appropriate foreign registration authority:

Angel Treads®
Barry Comfort™
Dearfoams®
EZfeet®
Fargeot
Madye's®
MICROCORE®
Mushrooms®
POWERTECH®
Royal Comfort®
Snug Treds®
Soft Notes®
Solé™
Terrasoles™
Vesture®
Zizi™

R.G. Barry Corporation also makes and sells Liz Claiborne®, Claiborne® and Villager® slippers under a license granted by L.C. Licensing, Inc.

SUBSIDIARIES
Barry Comfort de Mexico, S.A. de C.V.
Barry de Acuña, S.A. de C.V.
Barry de Mexico, S.A. de C.V.
Barry de Zacatecas, S.A. de C.V.
Barry Distribution Center de Mexico, S.A. de C.V.
Escapade, S.A.
 Fargeot et Compagnie S.A.
Procesadora de Nuevo Laredo, S.A. de C.V.
R.G.B., Inc.
R.G. Barry International, Inc.
Vesture Corporation

EQUAL EMPLOYMENT OPPORTUNITY
R.G. Barry Corporation is an equal opportunity employer, offering the opportunity of equal employment to all individuals without regard to their race, color, religion, sex, national origin or age.

SHAREHOLDER INFORMATION
For information regarding Shareholder accounts, call:

The Bank of New York
(800) 524-4458

Address Shareholder inquiries to:
Shareholder Relations Dept. – 11W
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and address change to:

Receive and Deliver Dept. — 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

FORM 10-K, 10-Q & 8-K
Anyone interested in the Company's annual report to the Securities and Exchange Commission, Form 10-K, or its quarterly reports, Form 10-Q, or other current reports, Form 8-K, may obtain copies without charge by visiting the Company Web site at www.rgbarry.com or by writing:

Investor Relations
R.G. Barry Corporation
P.O. Box 129
Columbus, Ohio 43216

ANNUAL SHAREHOLDERS MEETING
The Annual Shareholders Meeting will be held at 11:00 a.m. Thursday, May 8, 2003, at the Corporate Offices, 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

OUR BASIC PURPOSE

The basic purpose of R.G. Barry Corporation is to operate profitably a dynamic, progressive, growing, investor-owned company within the framework of high ethical standards of conduct which:

Creates and sells quality products which serve the comfort needs of people.

Provides superior service to our customers who distribute, sell and display our products to the consumer.

Creates a climate that stimulates, challenges and channels the human intelligence, ingenuity, and desire of our Associates to work together safely and effectively for the fulfillment of our purpose and provides them with a sense of achievement, equitable compensation plus participation in the results of success.

Makes a contribution to our society by demonstrating how people of all races, nationalities, creeds and genders can work together cooperatively to the benefit of each and all.

Increases the value of all assets (tangible and intangible) of the company and improves the stockholders' equity and/or return on investment over the long and short period of time.

Strengthens the community, the country and the free enterprise system.

R.G. Barry Corporation

13405 Yarmouth Road N.W. · Pickerington, Ohio 43147 · (614) 864-6400